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SECUR 07000925 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texlark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 E. Plano Parkway, Suite 200
(No. and Street)

Plano,	Texas	97074-6764
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilonka Booth 214-642-6603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ilonka Booth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texlark Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Ilonka Booth
Signature

Chief Compliance Officer, President
Title

Ross Townsley
Notary Public

ROSS TOWNSLEY
MY COMMISSION EXPIRES
November 8, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

TEXLARK SECURITIES, LLC
801 E. PLANO PARKWAY, SUITE 220
PLANO, TX 75074

CONTENTS

PART I

SCHEDULE

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
Texlark Securities, LLC
Plano, TX 97074-6764

I have audited the accompanying statement of financial condition of Texlark Securities, LLC as of December 31, 2006 and related statements of income, changes in member's equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3- 1. These financial statements are the responsibility of Texlark Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Texlark Securities, LLC as of December 31, 2006 and the results of its operations, member's equity, cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

TEXLARK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 20,048
Deposits	165
Fixed Assets (Net of $36 accumulated depreciation)	1,166
Total Assets	$ 21,379

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts Payable	$ 1,500
Total Liabilities	1,500

Member's Equity

Capital	63,000
Accumulated Deficit	(43,121)
Total Member's Equity	19,879
Total Liabilities and Member's Equity	$ 21,379

The accompanying notes are an integral part of these financial statements.

TEXLARK SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Interest Income	$ 37
Operating Expenses - Page 10	(24,535)
Tax Provision	0
Net (Loss)	$(24,498)

The accompanying notes are an integral part of these financial statements.

TEXLARK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2006	$33,000	$(18,623)	$ 14,377
Net Income (Loss)		(24,498)	(24,498)
Capital Contributed	30,000		30,000
Balance, December 31, 2006	$63,000	$(43,121)	$19,879

The accompanying notes are an integral part of these financial statements.

TEXLARK SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

NET CASH PROVIDED BY OPERATIONS	
Net (loss)	$(24,498)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	36
Deposit	(20)
Accounts payable	1,300
NET CASH (REQUIRED) BY OPERATIONS	(23,182)
CASH FLOWS FROM ACQUISITION ACTIVITIES:	
Purchase of Fixed Assets	(1,202)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed	30,000
NET INCREASE IN CASH	5,616
Cash at beginning of period	14,432
CASH BALANCE	$ 20,048
Interest Paid	$ --
Income Tax	$ --

The accompanying notes are an integral part of these financial statements

TEXLARK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Texlark Securities, LLC purchased Tascosa Securities, LLC on July 31, 2006. The purchase was approved by the NASD on January 25, 2007 subject to the execution of a new membership agreement. The Company is registered under SEC Rule 15c3-3(k)(2)(i) "Special Account for the Exclusive Benefit of Customers". The Company is a "Direct Participation Program" broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and equipment are being depreciated over 5 years.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2006, the Company had a net capital of $18,548 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of a broker/dealer.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 - INCOME TAXES

The Company is a Limited Liability Company, (LLC). As such it pays no Federal tax but passes its income or loss directly to its members. There is no Texas state income tax.

NOTE 6 - EXEMPTION FROM THE SEC RULE 15C3-3

Texlark Securities, LLC is an introducing broker-dealer and does not have possession or control of customer funds or securities.

Therefore, Texlark Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 i.

NOTE 7 - LEASES

Leases are classified as either capital or operating leases. Leases that substantially transfer all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the acquisition and financing. Rental payments under operating leases are expenses as incurred. As of December 31, 2006, all of the Company's lease agreements have been properly classified as operating leases.

NOTE 8 – RELATED PARTY TRANSACTION

Texlark Securities, LLC subleases office space from Ampak Oil Company and both companies are wholly owned by the same person.

NOTE 9 – COMMITMENTS

Texlark Securities, LLC, subleases office space from Ampak Oil Company through September 2007. Rental expense for the year ended 12/31/2006 was $5,348. Future commitment through 7/31/2007 is $13,644.

TEXLARK SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 19,879
Less: Non allowable assets - Schedule	(1,331)
NET CAPITAL	$ 18,548
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 100
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 13,548
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 18,398
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 1,500
Percentage of aggregate indebtedness to net capital	8.09%

RECONCILIATION

The following is a reconciliation, as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

The accompanying notes are an integral part of these financial statements.

TEXLARK SECURITIES, LLC
NON ALLOWABLE ASSETS
DECEMBER 31, 2006

NON ALLOWABLE ASSETS	
Fixed assets (net of accumulated depreciation)	$ 1,166
Deposits	165
TOTAL NON ALLOWABLE ASSETS	$ 1,331

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Texlark Securities, LLC
Plano, Texas

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

TEXLARK SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Accounting	$ 968
Bank Charges	383
Depreciation	36
Dues & Subscriptions	150
Filing Fee	705
Insurance	368
NASD Fees/Assessment	477
Office Expense	86
Professional Fees	12,986
Postage and Delivery	30
Registration	885
Rent –Office	5,348
Telephone	1,753
Utilities	360
	$24,535

The accompanying notes are an integral part of these financial statements.

PART II

TEXLARK SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Texlark Securities, LLC
Plano, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Texlark Securities, LLC (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Texlark Securities, LLC
Plano, Texas

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 2, 2007

END